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Exhibit 17

[Letterhead of BMO Nesbitt Burns]

June 4, 2004

Petro-Canada
150 - 6th Avenue SW
Calgary, AB
T2P 3E3

Attention: Mr. D. Fraser, Treasurer:

Dear Sirs:

        Petro-Canada (the "Company" or "you") has asked Bank of Montreal (the "Agent") to assist in financing your offer for the acquisition of Raven (the "Target"). We are pleased to inform you that the Agent hereby commits to provide a loan of up to U.S. $400 million (the "Facility") on the basis of the terms and conditions summarized in the attached Summary of Committed Terms and Conditions (the "Term Sheet"). The Agent's commitment herein is subject to the Company's execution of this letter (the "Commitment Letter") and the fee letter of even date herewith (the "Fee Letter"). Capitalized terms which are not otherwise defined in this Commitment Letter shall have the meanings ascribed thereto in the Term Sheet.

Syndication:

        The Agent intends to syndicate a portion of its commitment in respect of the Facility to one or more financial institutions that will become parties to the final definitive documentation (the "Lenders") pursuant to a syndication to be managed by the Agent. The selection of such financial institutions shall be mutually acceptable to the Company and the Agent.

        The Agent will manage all aspects of the syndication, in consultation with the Company, acting reasonably, including the list of all potential Lenders, the timing of all offers to potential Lenders, the acceptance of commitments, and the determination of the amounts offered, all within the compensation to be paid by the Company to the Agent.

        You agree to take all action as the Agent may reasonably request to assist them in forming a syndicate acceptable to the Agent and the Company; make senior management and representatives of the Company available to participate in information meetings with potential Lenders at such times and places as the Agent may reasonably request; use your best efforts to ensure a successful syndication; and provide all information reasonably deemed necessary by the Agent to successfully complete the syndication.

Conditions

        The commitment and undertaking of the Agent hereunder are subject to the conditions outlined in the Term Sheet and, without limitation thereof: (i) satisfactory execution of a credit agreement and related documentation, incorporating the terms and conditions of the Term Sheet; (ii) the accuracy and completeness of all representations that you make to us and all information that you furnish to us and your compliance with the terms of this Commitment Letter; (iii) the receipt of all required approvals by the Company and its subsidiaries, as required, and appropriate legal opinions, in form and substance satisfactory to the Agent acting reasonably; (iv) absence of (A) a material adverse change in the business condition (financial or otherwise), operations, performance or properties of the Company, or (B) any change in loan syndication, financial or capital market conditions generally that, in the Agent's reasonable judgment, would materially impair syndication of the Facility; (v) payment in full of all fees and expenses and other amounts payable under the Fee Letter when due.

Indemnity

        You agree to indemnify and hold harmless the Agent, each Lender and each of their affiliates and each of their respective officers, directors, employees, advisors, agents and representatives (each, an "Indemnified Party") from and against any and all claims, damages, losses, liabilities and expenses (including without limitation, fees and disbursements of counsel), joint or several, that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with (or relating to any investigation, litigation or proceeding, or the preparation of any defense with respect thereto) this Commitment Letter or the documentation relating to the Term Sheet or the transaction contemplated hereby or thereby or any use made or proposed to be made with the proceeds of the Facility, whether or not such investigation, litigation or proceeding is brought by the Company, any of its shareholders or creditors, an Indemnified Party or any other person, or an Indemnified Party is otherwise a party thereto and whether or not the transaction contemplated hereby is consummated, except to the extent such claim, damage, loss, liability or expense resulted from such Indemnified Party's negligence or willful misconduct.

        You agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract, tort or otherwise) to the Company or any of its shareholders or creditors for or in connection with the transactions contemplated hereby, except to the extent such liability resulted from such Indemnified Party's negligence or willful misconduct.

Confidentiality

        By accepting delivery of this Commitment Letter and the Fee Letter, you agree that the Commitment and Fee Letters are for your confidential use only and that, without the Agent's prior consent, neither its existence nor the terms hereof will be disclosed by you to any person other than your officers, directors, employees, accountants, lawyers and other advisors, and the Target's officers, lawyers and advisors, and then only on a "need to know" basis in connection with the transaction contemplated hereby and on a confidential basis. Notwithstanding the foregoing, following your acceptance of the provisions hereof and your return of an executed counterpart of this Commitment Letter to us as provided below, you may make public disclosure of the existence and the total amount of the commitment provided by the Agent and you may make other public disclosures of the terms and conditions hereof as you are required by law, in the opinion of your legal counsel, to make, and you agree to forthwith advise us of such public disclosure.

        Please indicate your acceptance of our commitment and your agreement to the terms and conditions hereof by signing the enclosed duplicate copy of this Commitment Letter and returning signed originals to the undersigned. Please be advised that this offer is open for acceptance until 5pm MST on June 9, 2004, after which the commitment herein shall terminate. Should you have any questions regarding the foregoing, please contact me at 416-867-6573.

Yours very truly,

BANK OF MONTREAL

/s/  R. HEINRICHS

R. Heinrichs
Vice-President

2

Accepted and Agreed
this 8th day of June, 2004
Petro-Canada

By:
/s/ D. FRASER
Name:	D. Fraser
Title:	Treasurer

Attachment

c.c.
Phil Lunn
Yuki Sanda

3

Summary of Committed Terms and Conditions

This Summary of Committed Terms and Conditions ("Summary") is for convenience of reference only and shall not be considered to be exhaustive as to the final terms and conditions which govern the financing. In the event of a conflict between the provisions of this Summary and the Credit Agreement, the latter shall govern.

Currency:	All amounts are shown in U.S. dollars unless otherwise noted.
Borrower:
Petro-Canada ("Petro-Canada") and/or such other wholly owned subsidiary of Petro-Canada, provided such subsidiary's obligations under the Facility herein are guaranteed by Petro-Canada and such subsidiary is satisfactory to the Agent acting reasonably (the " Borrower").
Facility and Amount:	Up to $400 million (the "Amount") committed, non-revolving, bridge facility (the "Facility"), available in the U.S. on a withholding tax free basis.
Lead Arranger:	BMO Nesbitt Burns (the "Lead Arranger")
Administrative Agent:
Bank of Montreal (the "Agent" or "BMO") shall underwrite the full amount of the Facility herein and reserves the right to syndicate all or any part of the Facility, in consultation with Petro-Canada, at any time to other financial institutions which qualify as U.S. resident lenders for tax purposes (collectively with BMO, the "Lenders").
Purpose:
The Facility will be used to fund the "friendly" acquisition (the "Acquisition") of all of the common shares of Raven (the "Target") acquired on the terms and conditions set forth in the take-over bid and related documents (together, the "Acquisition Documents"):
(a) pursuant to a tender offer to be made in respect of the Target; and
(b)
pursuant to any statutory right of compulsory acquisition after successful completion of a tender offer, or pursuant to any second stage amalgamation or arrangement or similar going private transaction after successful completion of the tender offer; and
(c) to pay fees and related transaction expenses.
Availability:
The Facility will be non-revolving and will be freely available for drawdown in U.S. dollars for 120 days after the initial borrowing and after such date all undrawn amounts will be automatically cancelled.

The initial borrowing shall be made no later than 120 days after the date on which the commitment of the Lead Arranger to provide the Facility has been accepted by Petro-Canada, failing which the Facility shall expire.
The Facility shall be available in U.S. dollars by way of LIBOR advances and U.S. Prime Rate advances.
U.S. Prime Rate means the higher of the Agent's prime rate in the U.S. and the federal funds rate +0.50%.

Determination of LIBOR shall be as determined by reference to the "LIBOR 01 Page" of Reuters Monitor Money Rates Service plus any reserve requirements required by the Federal Reserve or any other government authority.

Mandatory Prepayments:
Subject to the prior repayment obligations under the April 10, 2002 Credit Agreement between the Borrower, a syndicate of lenders and Royal Bank of Canada, as agent, net proceeds of capital market issuances shall be used to repay the Facility.
Maturity Date:	The Facility shall be repaid in full 18 months following the execution of the Credit Agreement ("Closing").
Interest Rates, Utilization Fees and Standby Fees:	Interest rates, utilization fees and standby fees as set out in Appendix I.
Conditions Precedent to Initial Disbursement:
Usual and customary for transactions of this type, all of which must be fulfilled to the satisfaction of the Lead Arranger. The conditions precedent shall include, without limitation, the accuracy of representations and warranties; absence of material adverse litigation; absence of defaults; evidence of authority; satisfactory legal opinions; compliance with applicable laws, rules, statues and regulations; and receipt of necessary consents and approvals and shall also include, in respect of the initial borrowing, without limitation:
	(a)	execution of the Credit Agreement, other credit documents and receipt and review of legal opinions;
(b)
completion of business, environmental, tax and legal due diligence with respect to the Acquisition and the Facility, including review of the all Acquisition Documents and related material agreements, and confirmation that all relevant filings have been made in respect of the Acquisition; and
	(c)	receipt of all fees and reimbursable expenses when due.
Documentation:
Credit Agreement and all other certificates and documents delivered in connection with the Facility (collectively the "Documents"), each in form and substance satisfactory to the Lead Arranger and Lenders' counsel, acting reasonably. The Credit Agreement and the provisions thereof as set out herein (including, without limitation, representations and warranties, covenants and events of default) are subject to such changes and additions thereto as are reasonably necessary to reflect the nature and residency of the Borrower and the Acquisition and as are reasonably required by the Agent on the advice of U.S. counsel to the Lead Arranger.
Representations and Warranties	Usual and customary for a transaction of this nature, including, without limitation, with respect to Petro-Canada, the Borrower and its Designated Subsidiaries, and the Acquisition;
	(a)	corporate and/or partnership existence; power to carry on business and carry out the Acquisition;
	(b)	due authorization, execution, delivery and enforceability of the Documents;
	(c)	all necessary consents, governmental or otherwise, obtained with regard to the Documents and the Acquisition;
	(d)	execution of Documents and consummation of the Acquisition does not violate other material agreements;

(e)
financial information fairly presents, as of the dates referred to in such financial information, the financial condition of the Petro-Canada on a consolidated basis, and has been, unless otherwise indicated, prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP");
	(f)	compliance with all laws, including environmental laws and regulations, except to the extent failure to do so would not have a Material Adverse Effect;
	(g)	no litigation which would reasonably be expected to have a Material Adverse Effect;
	(h)	payment of taxes (subject to good faith contestations and except to the extent failure to do so would not have a Material Adverse Effect);
(i)
no event has occurred and is continuing which constitutes an Event of Default and no event has occurred and is continuing which would constitute an Event of Default but for the requirement that notice be given or time elapse or both (a "Default");
	(j)	ownership of the Designated Subsidiaries;
	(k)	ranking of Borrowings with other unsecured and unsubordinated indebtedness for borrowed money of Petro-Canada and the Borrower; and
(l)
title to material assets (subject to permitted encumbrances) and insurance with respect thereto, in each case except to the extent that absence thereof would not have a Material Adverse Effect. Representations and warranties will be repeated on each drawdown, except in the case of a rollover and conversion.
Covenants:	Usual and customary for a transaction of this nature including, without limitation, with respect to Petro-Canada, the Borrower and its Designated Subsidiaries:
Affirmative Covenants
(a)
Petro-Canada and the Borrower shall provide to the Agent its annual audited year-end financial statements, unaudited quarterly financial statements and all material filings with securities regulatory authorities, or, in the case of Petro-Canada, shall notify the Agent that such statements or filings have been posted on SEDAR, together (in the case of the annual audited statements) with appropriate certificates; provided that each Lender agrees to keep confidential any information which has not yet been disclosed to the general public;
	(b)	punctually pay all sums when due hereunder;
(c)
maintenance of existence, conduct of business in a proper and prudent manner and in accordance with good oilfield practice including obtaining and maintaining all licenses, permits, and regulatory approvals, except in each case to the extent failure to do so would not have a Material Adverse Effect;

(d)	any availment under the Facility will rank pari passu with all other senior unsecured indebtedness for borrowed money of Petro-Canada and the Borrower;
(e)	provide prompt notice of any Default or Event of Default;
(f)
notice of environmental damage and additional environmental information, except that notice will not be required with respect to matters that would not reasonably be expected to have a Material Adverse Effect;
(g)	notice of litigation, except that notice will not be required with respect to litigation that would not reasonably be expected to have a Material Adverse Effect;
(h)	maintenance of books and records;
(i)	payment of other obligations, including taxes, except to the extent failure to do so would not have a Material Adverse Effect;
(j)
make all regulatory filings required by governmental and regulatory authorities including material change reports, except to the extent failure to do so would not have a Material Adverse Effect and shall provide to the Agent, or shall notify the Agent of, such filings if and as required by affirmative covenant (a);
(k)
compliance with all applicable laws including without limitation, all environmental laws and obtain and maintain all necessary environmental permits, except to the extent failure to do so would not have a Material Adverse Effect;
(l)	maintain insurance in amounts, terms and coverage in accordance with prudent industry practice, except to the extent failure to do so would not have a Material Adverse Effect;
(m)	promptly advise the Agent of any change, discontinuance, suspension or review for potential downgrade of any rating in respect of Petro-Canada's long term unsecured and unsubordinated debt;
(n)	use all funds advanced solely for the purposes provided for herein;
(o)	provide additional information as reasonably requested; and
(p)	provide all such further assurances as may reasonably be requested by the Agent.
Negative Covenants
(a)
except for usual and permitted liens customary for corporations similar in size and creditworthiness to Petro-Canada, not to grant, create, assume or suffer to exist any lien affecting any of its properties, assets or other rights except for:
(i) Non-recourse Debt;
(ii) risk management liens not exceeding Cdn. $75 million;
(iii) purchase money obligations not exceeding Cdn. $250 million; and

(iv) other liens not to exceed an amount equal to 10% of Consolidated Net Tangible Assets;
unless Borrowings under the Facility share the benefit of such lien on a rateable and pari passu basis;
(b)
not to merge, amalgamate, consolidate or otherwise enter into any other similar form of business combination (including, without limitation, a sale of all or substantially all of its assets) with any other person, other than with a consolidated subsidiary, without the consent of the Lenders, not to be unreasonably withheld, provided that no such consent will be required if:
(i) the resulting entity is bound by the provisions of the Credit Agreement;
(ii) the resulting entity has a credit rating equal to or greater than Baa3 by Moody's or BBB- by S&P; and
(iii) no Default or Event of Default will result therefrom or remain outstanding thereafter.

Designated Subsidiaries, the Borrower and Petro-Canada may merge, amalgamate, consolidate or enter into a similar form of business combination with each other and/or with any consolidated subsidiary of Petro-Canada from time to time without the consent of the Lenders provided no Default or Event of Default will result therefrom or remain outstanding thereafter;
(c)
not to make any change whereby the nature of the business carried on by Petro-Canada (taken on a consolidated basis) would thereafter not consist primarily of businesses forming part of the Core Business;
(d)
not to enter into swaps for speculative purposes provided, however, that Petro-Canada shall be considered in compliance with this covenant so long as Petro-Canada has in place formal policies prohibiting entering into swaps for speculative purposes and takes commercially reasonable steps to enforce such policies; and
	(e)	not permit, for a period of more than 60 days after the end of any fiscal quarter, the assets of Petro-Canada and its Designated Subsidiaries to be less than 70% of Consolidated Net Tangible Assets.
Financial Covenant
Debt to Capitalization not to exceed 60%.
Events of Default:	With respect to Petro-Canada, the Borrower and its Designated Subsidiaries:
	(a)	non-payment when due of principal or failure to pay within three (3) Business Days of the due date of any interest or any other amounts due under the Credit Agreement;
	(b)	breach by Petro-Canada of Negative Covenant (e);
	(c)	breach by Petro-Canada or the Borrower of any other provisions of the Credit Agreement subject to materiality and reasonable cure periods;

	(d)	representations or warranties false in any material respect when made subject, if curable, to reasonable cure period;
(e)
cross default to other indebtedness of Petro-Canada, the Borrower or Designated Subsidiaries (to include indebtedness for borrowed money, letters of credit or treasury contracts, but to exclude Non-recourse Debt) where the aggregate amount of such indebtedness is in excess, in aggregate, of the greater of Cdn. $75 million and 2% of Shareholders' Equity;
	(f)	Petro-Canada, the Borrower or Designated Subsidiary ceases to carry on any part of its business if to do so would have a Material Adverse Effect;
	(g)	invalidity of Documents;
(h)
a writ, execution or attachment or similar process is issued or levied against the property of Petro-Canada, the Borrower or a Designated Subsidiary (other than in respect of Non-Recourse Debt or, subject to paragraph (j), as a result of any expropriation proceedings commenced by any governmental authority) in connection with any judgment against it in an amount which exceeds, in aggregate, the greater of Cdn. $75 million and 2% of Shareholders' Equity, and such writ, execution, attachment or similar process is not released, satisfied, discharged or stayed within 30 days;
(i)
encumbrancers or lienors take possession of property of Petro-Canada, the Borrower or a Designated Subsidiary (other than property in which a holder of Non-Recourse Debt of Petro-Canada, the Borrower or a Designated Subsidiary has a security interest or, subject to paragraph (j), property which is the subject of expropriation proceedings) where such property has a fair market value in excess, in aggregate, of the greater of Cdn. $75 million and 2% of Shareholders' Equity and such taking of possession continues for 30 days;
(j)
expropriation proceedings are commenced by any governmental authority in respect of any property of Petro-Canada, the Borrower or any Designated Subsidiary, the result of which would reasonably be expected to have a Material Adverse Effect; and
	(k)	insolvency and bankruptcy related events of Petro-Canada, the Borrower or Designated Subsidiaries.
Assignment by Lenders:
The Lenders may from time to time, assign and sell participations in their rights and obligations under the Credit Agreement to any other financial institution in minimum amounts of $10,000,000 and in $1,000,000 increments, provided that:
	(a)	the Borrower and the Agent shall have consented to such assignment, such consent not to be unreasonably withheld;
(b)
the Borrower shall not be under any obligation to pay by way of withholding tax or otherwise any greater amount than it would have been obliged to pay if the assignee were a U.S. resident Lender for tax purposes;

	(c)	no Lender, after giving effect to a partial assignment, shall hold less than $10,000,000; and
	(d)	an assignment fee of $3,500 will be payable by the assignor to the Agent.
Majority Lenders:	Lenders whose commitments exceed 51% of the aggregate amount of the Facility.
Waivers and Amendments:	The consent of all Lenders shall be required for any amendment or waiver relating to:
	(a)	decreases in rates/margin or fees or payments other than as provided for herein;
	(b)	the amount of the Facility applicable to any Lender other than as provided for herein;
	(c)	increases in the term of the Facility;
	(d)	a change of the Borrower or an assignment or transfer of its rights or obligations under the Facility;
	(e)	a change in the Financial Covenant;
	(f)	the types of Borrowings available; and
	(g)	a change in the definition of Majority Lenders.

If any Lender refuses to provide consent to any amendment or waiver requiring unanimous consent, such Lender may be replaced, at the option of Petro-Canada, by one or more Lenders satisfactory to Petro-Canada and the Agent, or the Borrower may prepay the amount owing to such Lender, upon which there shall be a corresponding reduction in the Facility; provided all such Lenders are dealt with in an equivalent manner.
All other matters will be decided upon by the Majority Lenders, other than as specified herein and administrative matters as determined by the Agent.
Taxes:
Except as provided under paragraph (b) of Assignment by Lenders, all payments by the Borrower will be made free and clear of all present and future taxes, with no withholdings or deductions whatsoever and the Borrower will provide the appropriate indemnity in this regard.
Increased Costs:
Documentation will include usual and customary provisions requiring the Borrower to reimburse the Lenders (on a non-discriminatory basis) for any increased costs (including costs of complying with capital adequacy guidelines), which are incurred as a result of regulatory changes announced subsequent to the signing date of the Credit Agreement, subject to timely notification and the Borrower's right to substitute or prepay notifying Lenders.
Indemnity:
Standard indemnification by Petro-Canada and the Borrower of the Lead Arranger and Agent and the Lenders and their respective affiliates and their respective directors, officers, employees, attorneys, agents and controlling persons (collectively the "Indemnified Persons") against any loss, liability, cost or expense arising out of the Credit Agreement, except if resulting from negligence or wilful misconduct.

Cancellation:	Without penalty, the Borrower may cancel any undrawn portion of the Facility prior to the end of the Availability period after a standard notice period. Amounts canceled may not be reborrowed.
Voluntary Prepayment:	The Borrower may prepay and cancel at any time advances under the Facility, without premium or penalty, subject to a minimum amount, usual notice requirements and break funding costs, if any.
Governing Law:	Province of Alberta, or such other law as mutually agreed by the Borrower and the Agent.

APPENDIX 1—FEES AND INTEREST RATES

Standby Fees:	For all Lenders, commencing on the date of execution of the Credit Agreement, calculated on the unutilized, uncancelled amount of the Facility, at the per annum rate of 10 bps, on a 365 day basis, payable monthly in arrears.
Interest Rates, Margins and Utilization Fees:	The Margins will be determined based on the senior unsecured debt ratings of Petro-Canada as assigned by Moody's and S&P as outlined below which are denoted in basis points (bp):
Moody's/S&P	Level 1 A3/A- or higher	Level 2 Baa1/BBB+	Level 3 Baa2/BBB	Level 4 Baa3/BBB-	Level 5 Lower than: Baa3/BBB-, or unrated
LIBOR Spread	45.0	50.0	60.0	95.0	120.0
U.S. Prime	nil	nil	nil	nil	20.0

* In the case of a split rating, the higher of the two ratings; if two or more rating differences, the average of the two ratings.

During any period where utilization under the Facility exceeds 33% of the total Facility, the Margins set out in the grid above shall increase by 10 bps for so long as such is the case.
The Margins will increase by 25 bps on each of the first anniversary and 15 month anniversary of Closing.
Overdue Payments:	Past due payments shall accrue interest at the per annum interest rate for U.S. Prime Loans plus 1.00%.

APPENDIX II—DEFINITIONS

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in New York are required to be closed and, if the applicable Business Day relates to dealings in the LIBOR market, such day will also include a day in London, England.

"Capitalization" means at the end of the Fiscal Quarter, and as determined in accordance with GAAP on a consolidated basis for Petro-Canada, the aggregate of Shareholder's Equity and Debt of Petro-Canada.

"Consolidated Net Tangible Assets" means the total amount of assets as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of Petro-Canada and computed in accordance with GAAP, including investments in unconsolidated subsidiaries, after deducting therefrom:

  (a)
  all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other similar intangibles; and

  (b)
  appropriate adjustments on account of minority interests of other persons holding stock of a subsidiary.

"Core Business" means, in respect of Petro-Canada on a consolidated basis, the business of exploring for, developing and producing petroleum and natural gas in all areas of the world, including in offshore areas and from in situ and other bitumen reserves, and refining, extracting, fractionating, transporting, storing and marketing petroleum and natural gas products, including retail marketing of such products and ancillary retail marketing.

"Debt" means, at the end of the Fiscal Quarter and as determined in accordance with GAAP on a consolidated basis for Petro-Canada, all indebtedness for money borrowed (including contingent obligations for borrowed money, capitalized amounts of leases, Non-recourse Debt and guarantees of the Debt of others).

"Debt to Capitalization" means, as of the last day of the Fiscal Quarter, the ratio of Debt at such date to Capitalization.

"Designated Subsidiary" means, at any time:

(a)
any wholly-owned subsidiary of Petro-Canada which has greater than 10% of the consolidated assets of Petro-Canada; and

(b)
any subsidiary of Petro-Canada which has been designated as a Designated Subsidiary by Petro-Canada.

Petro-Canada shall be entitled to undesignate a Designated Subsidiary which is not otherwise a Designated Subsidiary under paragraph (a) so long as following any such undesignation no Default or Event of Default will then exist.

"Material Adverse Effect" means a material adverse effect on the ability of Petro-Canada (including by reason of a material adverse change in the financial condition of a Designated Subsidiary) to perform any of its financial obligations hereunder.

"Moody's" means Moody's Investors Service, Inc. and its successors.

"Non-recourse Debt" means in respect of Petro-Canada or any subsidiary;

(a)
indebtedness for borrowed money incurred by Petro-Canada or any subsidiary to finance the acquisition, construction or exploitation of property or assets of Petro-Canada or any such subsidiary; or

(b)
proceeds received by Petro-Canada or any subsidiary under a production payment;

in each case where the recourse of the lender thereof or purchaser thereunder, is limited in all circumstances to the assets acquired, constructed or exploited or to which the production payment relates in respect of which such indebtedness or obligation under such production payment has been incurred, other than recourse (which shall be on an unsecured basis) against the other assets or property of Petro-Canada or any such subsidiary for a breach of representations and warranties or non-financial covenants made or given by such person in connection with such indebtedness or production payments to the extent such representations and warranties or non-financial covenants are customarily given in similar types of financings;

"S&P" means Standard & Poor's Corp. and its successors.

"Shareholders' Equity" means an amount equal to the amount of shareholders' equity as shown on the consolidated balance sheet of Petro-Canada.

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Summary of Committed Terms and Conditions
APPENDIX 1—FEES AND INTEREST RATES
APPENDIX II—DEFINITIONS